EXHIBIT 99.1

Consolidated Financial Statements

December 31, 2013 and 2012

2451 N. McMullen Booth Road Suite.308 Clearwater, FL 33759 Toll fee: 855.334.0934 Fax: 800.581.1908

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Mike the Pike Productions, Inc.

We have audited the accompanying consolidated balance sheets of Mike the Pike Productions, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mike the Pike Productions, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statement has been restated to enhance disclosure on equity and subsequent events.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  DKM Certified Public Accountants
      DKM Certified Public Accountants

Clearwater, Florida
October 17, 2015 and January 6, 2015 with enhanced disclosures of Note 7 and Note 11.

PCAOB Registered
AICPA Member

Mike The Pike Productions, Inc.
CONSOLIDATED BALANCE SHEETS
December 31, 2013 and 2012

	2013	2012

ASSETS
Current Assets
Cash	$2,595	$-
Total Current Assets	2,595	-

Fixed Assets
Furniture and equipment net of depreciation	720	1,080
Other Assets
Intangible asset, net of amortization (Note 4)	374,166	403,499
Investment in Partnership (Note 10)	42,083	41,395
Total Other Assets	416,249	444,894

TOTAL ASSETS	$419,564	$445,974

LIABILITIES AND STOCKHOLDERS’ EQUTIY (DEFICIT)

LIABILITIES
Current Liabilities
Cash Overdraft	$-	$295
Accrued Taxes Payable	9,404	9,404
Accrued Interest Payable	233,528	147,579
Accrued Salaries ( Note 5)	60,000	-
Due to related party (Note 9)	87,052	86,364
Notes Payable (Note 6)	793,435	778,285
Derivative Liability	700,276	662,324
Total Current Liabilities	1,883,695	1,684,251

TOTAL LIABILITIES	1,883,695	1,684,251

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred Stock, $.001par value 100,000,000 Authorized 2,378,999 Issued and Outstanding at December 31, 2013 and December 31, 2012.	2,378	2,378
Common Stock, $.001 par value 2,249,000,000 Authorized 2,146,000,000 Issued and Outstanding at December 31, 2013 and December 31, 2012.	2,146,000	2,146,000
Additional paid-in-capital	(933,058)	(939,058)
Accumulated Deficit	(2,679,451)	(2,447,597)
Total Stockholders’ Equity (Deficit)	(1,464,131)	(1,238,277)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$419,564	$445,974

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2013 and 2012

	2013	2012

REVENUES:	$40,011	$19,475

Total Revenues	40,011	19,475

OPERATING EXPENSES:
General and Administrative:

Amortization and depreciation	29,693	29,693
Salaries	60,000	143.621
Development Costs	32,352	44,579
Professional Fees	27,975	5,100
Other General and administrative expense	7,792	195,266
Total Operating Expenses	157,812	418,259

Net operating loss	(117,801)	(398,784)

OTHER INCOME (EXPENSE)
Finance and interest fees	(85,951)	(94,163)
Loan Discounts	(26,265)	(59,742)
Change in derivative liability	(1,837)	-
Other Income	-	382

NET INCOME (LOSS)	$(231,854)	$(552,307)

Basic and Diluted Loss per Common Share	$(0.00)	(0.00)

Weighted Average Number of Common Shares Outstanding	2,146,000,000	2,305,048,288

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2013 and 2012

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(231,854)	$(552,307)
Adjustments to reconcile net loss to net cash provided
By operating activities:
Preferred stock compensation	-	113,284
Issuance of common stock for services	-	100,000
Issuance of note payable for consulting fees	25,000	7,500
Amortization	29,333	29,333
Depreciation	360	360
Capital contribution of rent	6,000	6,000
Capital contribution of salary to equity	-	25,000
Discounts on potential loan conversions	26,265	59,742
Change in derivative liability	1,837	-
Changes in operating assets and Liabilities:
Increase/ (decrease) in cash overdraft	(295)	295
Increase/ (decrease) in taxes payable	-	9,169
Increase/ (decrease) in accounts payable	-	(6,500)
Increase/ (decrease) in accrued salaries	60,000	-
Increase/ (decrease) in accrued interest payable	85,949	94,165
Net cash used in operating activities	2,595	(113,959)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments to partnership	(688)	(17,546)
Net cash provided by (used in) investing activities	(688)	(17,546)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans from stockholder	688	71,115
Proceeds from common stock sales	-	38,000
Net cash provided by (used in) financing activities	688	109,115

Net increase (decrease) in cash and cash equivalents	2,595	(22.390)

Cash and cash equivalents - beginning of period	-	22,390

Cash and cash equivalents - end of period	$2,595	$-

Interest Paid	-	-
Income Taxes Paid	-	-

NON CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of Debt as contribution of capital	-	$727,911
Issuance stock issuable from 2011	-	$22,500
Assumption of debt by Stockholder	-	$144,715
Issuance of stock and loan for intangible asset	-	$225,000
Issuance of stock for loan	-	$38,250
Capital contribution of salary	-	$190,000

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
For Years Ended December 31, 2013 and 2012

	Preferred Shares		Common Stock		Issuable	Additional Paid-In	Accummulated	Total Stockholders'
	Shares	Value	Shares	Amount	Stock	Capital	Deficit	Equity

Balance - December 31, 2011	2,015,715	$2,015	2,081,127,791	$2,081,127	$22,500	$(2,379,482)	$(1,895,290)	$(2,169,130)

Issuance of Preferred shares for Consulting Agreement	113,284	113				113,171		113,284

Issuance of restricted shares for Promissory notes			55,555,556	55,556		(50,556)		5,000

Issuance of shares for purchase of St James Films	250,000	250				124,750		125,000

Cancellation of debt as contribution of capital						727,911		727,911

Contribution of Rent						6,000		6,000

Contribution of Accrued Salary						190,000		190,000

Return of Shares			(1,092,683,347)	(1,092,683)		1,092,683

Issuance of common stock for services			97,000,000	97,000		3,000		100,000

Issuance of shares for cash			275,000,000	275,000		(242,000)		33,000

Issuance of shares for cash in prior years			165,000,000	165,000	(22,500)	(142,500)

Issuance of restricted shares for Promissory Notes			565,000,000	565,000		(526,750)		38,250

Assumption of Debt and accrued interest by Stockholder						144,715		144,715

Net Loss December 31, 2012							(552,307)	(552,307)

Balance December 31, 2012	2,378,999	$2,378	2,146,000,000	$2,146,000	-	$(939,058)	$(2,447,597)	$(1,238,277)

Contribution of Rent						6,000		6,000

Net Loss December 31, 2013							(231,854)	(231,854)

Balance - December 31, 2013	2,378,999	$2,378	2,146,000,000	$2,146,000		$(933,058)	$(2,679,451)	$(1,464,131)

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION AND OPERATIONS

Mike The Pike Productions, Inc. (the “Company”) is the successor entity to the business of Pine Ridge Holdings Inc. a corporation formed in Nevada in 2001.

Prior to August, 2009 the Company was a Nevada corporation named Pine Ridge Holdings, Inc. engaged in the business of providing energy generation products.  On April 24th 2009 Kevin May resigned and transferred ownership of shares to Mark B. Newbauer who was appointed President and CEO.  On August 5th, 2009, the name was changed from Pine Ridge Holdings, Inc. to Mike The Pike Productions, Inc.

On December 6, 2009, the Company acquired all of the assets of Mike The Pike Productions, Inc. of Wyoming in exchange for 10,000,000 restricted shares of common stock.  Concurrently with the Acquisition, the management of the Wyoming Corporation took control of the Board of Directors of the Company and the assets of the Company related to the energy business were spun-off to entity controlled by the previous management of the Company.  On October 5, 2010 a merger was formed to re-domicile the company in Wyoming and Mike The Pike Productions, Inc. survived the merger as a Wyoming Company.

B. PRINCIPALS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries St. James Films LLC incorporated in the state of Nevada and ServeNation, Inc. (inactive) and 50% interest in Spokefish Publishing, LLP. All material inter-company balances and transactions were eliminated upon consolidation.

C. BASIS OF ACCOUNTING

The Company utilizes the accrual method of accounting, whereby revenue is recognized when earned and expenses when incurred.  The financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information.  As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature.

D. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

E. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand; cash in banks and any highly liquid investments with maturity of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000.

F. COMPUTATION OF EARNINGS PER SHARE

Net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period.   Due to the net loss, the options and stock conversion of debt are not used in the calculation of earnings per share because the stock conversions and options are considered to be antidilutive.

G. INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company’s management has reviewed the Company’s tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore the implementation of this standard has not had a material effect on the Company.

H. REVENUE RECOGNITION

Revenue for license fees is recognized upon the execution and closing of the contract for the amount of the contract. Contract fees are generally due based upon various progress milestones. Revenue from contract payments are estimated and accrued as earned. Any adjustments between actual contract payments and estimates are made to current operations in the period they are determined.

I. FAIR VALUE MEASUREMENT

The Company determines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability.  US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The established fair value hierarchy prioritizes the use of inputs used in valuation methodologies into the following three levels:

•
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

•
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

J. STOCK-BASED COMPENSATION

The Company measures and recognizes compensation expense for all share-based payment awards made to employees, consultants and directors including employee stock options based on estimated fair values.  Stock-based compensation expense recognized for the years ended December 31, 2013 and 2012 was $0 and $213,284 respectively.  Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that vest during the period.

Share-based compensation expense recognized in the Company’s consolidated statement of operations for the years ended December 31, 2012 included compensation expense for share-based payment awards granted in December 31, 2012.

K. SALES AND ADVERTISING

The costs of sales and advertising are expensed as incurred.  Sales and advertising expense was $0 and $0 for the years ended December 31, 2013 and 2012, respectively.

L. NEW ACCOUNTING PRONOUNCEMENTS

The Company reviews new accounting standards as issued. No new standards had any material effect on these financial statements. The accounting pronouncements issued subsequent to the date of these financial statements that were considered significant by management were evaluated for the potential effect on these consolidated financial statements. Management does not believe any of the subsequent pronouncements will have a material effect on these consolidated financial statements as presented and does not anticipate the need for any future restatement of these consolidated financial statements because of the retro-active application of any accounting pronouncements issued subsequent to December31, 2013 through the date these financial statements were issued.

M. FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at costs and consists of furniture and fixtures, computers and office equipment. We compute depreciation using the straight-line method over the estimated useful lives of the assets.  Expenditures for major betterments and additions are charged to the property accounts, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are charged to expense.

N. INTELLECTUAL PROPERTY

Intangible assets (intellectual property) are recorded at cost and are amortized over the estimated useful life of the asset.  Management evaluates the fair market value to determine if the asset should be impaired at the end of each year.

O. IMPAIRMENT OF LONG-LIVED ASSETS

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable.  Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.
Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances.
An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

NOTE 2 - GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.  At December 31, 2013, the Company had a loss from operations, for the year ended, of $231,854, an accumulated deficit of $2,679,451 and negative working capital of $1,857,233 The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern.

The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its common stock or debt financing in order to operate and grow the business.  There can be no assurance that the Company will be successful in raising such capital.  The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the Company's business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to provide services.  There may be other risks and circumstances that management may be unable to predict.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 and December 31, 2012 consists of the following:

	December 31, 2013	December 31, 2012

Furniture and Fixtures	$1,800	$1,800
Less: Accumulated Depreciation	(1,080)	(720)
Net Property and Equipment	$720	$1,080

Depreciation expense for the year ended December 31, 2013 and 2012 was $360 and $360. Property and equipment are recorded at cost. Depreciation is computed on the straight-line method, based on the estimated useful lives of the assets of 5 years.

NOTE 4 – INTANGIBLE ASSETS

Intangible Assets at December 31, 2013 and December 31, 2012 consists of the following:

	December 31, 2013	December 31, 2012

Intangible Assets	$439,999	$439,999
Less: Accumulated Amortization	(65,833)	(36,500)
Net Intangible Assets	$374,166	$403,499

The Company invests in various intellectual properties such as short stories and novels to be developed into future movie projects.  By definition these intangible assets are amortized over a 15 year period.  Amortization expense for the years ended December 31, 2013 and 2012 was $29,333 respectively.

NOTE 5 – ACCRUED COMPENSATION

 The Company has entered into an employment agreement with its CEO to pay him an annual salary of $60,000.   This salary was accrued for the year ended December 31, 2013.   As of December 31, 2012, there are no amounts accrued for officer or director compensation and no amounts are owed to any individual for salaries or related liabilities.   During 2012, the CEO contributed his salary of $190,000 as capital contribution.

NOTE 6 –NOTES AND OTHER LOANS PAYABLE

On January 30, 2012 the company agreed to pay Saint James Films $100,000 in the form of a convertible promissory note with a term of one year at 10 % interest compounded semiannual.  In July of 2013 the Company signed a promissory note for $25,000 with William Eilers, an attorney providing various legal services.  The note becomes due on August 8, 2014 and carries a per annum interest rate of 14%. Beginning in 2011 the Company entered into a series of $7,500 with Shaun Deidrich that total $90,000.  They are demand notes carrying an 8% per annum interest rate. The company currently has convertible notes totaling $594,060 due to New Opportunity Business Solutions:

The following schedule is Notes Payable at December 31, 2013 and 2012:

Description	12/31/2013	12/31/2012

Convertible note payable, due January 27, 2013; interest at 10%	$100,000	$100,000
Convertible note payable due August 8, 2014; interest at 14%	25,000	-
Convertible note payable due January 12, 2013; interest at 8%	90,000	90,000
Convertible note payable due December 27, 2009; interest at 15%	200,000	200,000
Convertible note payable due December 27, 2010; interest at 12%	194,060	194,060
Convertible note payable due December 27, 2011; interest at 12%	200,000	200,000
Less: Discount on note payable	(15,625)	(5,775)

Total notes payable	$793,435	$778,285

Except for loan to the attorney, $25,000, the above loans are in default.

The Company evaluated the terms of the notes in accordance with ASC Topic No. 815 - 40, Derivatives and Hedging - Contracts in Entity’s Own Stock and determined that the underlying common stock is indexed to the Company’s common stock. The Company determined that the conversion features meet the definition of a liability and therefore bifurcated the conversion feature and accounted for it as a separate derivative liability. The Company evaluated the conversion feature for a beneficial conversion feature. The effective conversion price was compared to the market price on the date of the note and was deemed to be less than the market value of underlying common stock at the inception of the note. Therefore, the Company recognized a beneficial conversion feature, to the extent of the note, and applied as a debt discount to the Convertible Notes Payable and amortized to interest expense over the terms of the note.

The features of the notes resulted in the recognition of a derivative liability.  The Company valued the features using the Black-Scholes Model, which resulted in a potential liability of $700,276 at December 31, 2013.

Assumptions used in the derivative valuation were as follows:

Weighted Average:
Dividend rate	0.0%
Risk-free interest rate	.13%
Expected lives (years)	1.0
Expected price volatility	8.46%
Forfeiture Rate	0.0%

As of July 31, 2013 and 2012, the derivative liability consists of the following:

	December 31, 2013	December 31, 2012

Beginning Derivative Liability	$662,324	$656,549
Components:
Change in derivative liability	1,837	-

Debt discount assigned to convertible notes payable	36,115	5,775

Ending derivative liability	$700,276	$662,324

NOTE 7 –STOCKHOLDERS’ EQUIY/( DEFICIT)

AUTHORIZED SHARES & TYPES

The Company has authorized 100,000,000 shares of preferred stock at a par value of $0.001 at September 30, 2014.

Preferred shares are convertible to common stock at the rate of one Share of preferred to 1,000 shares of common after notice to the Corporation by the holder, only when there is both sufficient common stock available for conversion and a sufficient number of common stock shares are authorized by the Corporation.  Preferred shares enjoy voting rights at the rate of 1/1000 (one to one thousand) with common stock and shall be entitled to vote when the holders of common stock shall have the right to vote.

The Company has authorized 2,249,000,000 shares of common stock at a par value of $0.001 at September 30, 2014.

During the year ended December 31, 2012, the Company issued 113,284 shares of Series A Preferred shares, in exchange for various consulting services at $113,284 of which $113,171was charged to Additional Paid in Capital.  Further, 250,000 shares of Series A Preferred shares at $125,000 were issued for the purchase of St. James Films, LLC.

During the year ended December 31, 2012 55,555,556 shares of restricted common stock, valued at $55,556 were issued to Hanover Holdings, LLC in exchange for debt used for general and administrative services.

In the months of June and July, 2012 various note holders reduced the principal and interest on notes resulting in a $727,911 addition to Additional Paid in Capital.

The Chief Executive Officer personally contributed $6,000 for the payment of rent for the years ended December 31, 2013 and 2012.  During the year ended December 31, 2012, the same individual agreed to contribute accrued salary in the amount of $190,000.  Both amounts increased Additional Paid In Capital.
During the year ended December 31, 2012, 1,092,683,347 shares of restricted common stock were returned by various shareholders.  The transaction increased Additional Paid Capital with no impact on the Stockholders’ deficit.

The Company issued 97,000,000 shares of restricted common stock to its’ CEO for compensation of $100,000.

During the year ended December 31, 2012, the Company issued 275,000,000 shares of restricted common stock, to Fairhills Capital Offshore in exchange for cash of $33,000.  There was a charge of $22,500 to Issuable Shares and $142,500 to Additional Paid in Capital with no impact on the Stockholders’ deficit.

During 2011 the Company received $22,500 for 165,000,000 shares of restricted common stock that were issued in 2012.

Further, during the year ended December 31, 2012 565,000,000 shares of restricted common stock, valued at $565,000 were issued to New Opportunity Business Solutions in exchange for the retirement of various promissory notes resulting in a $526,750 addition to Additional Paid in Capital and a reduction in Shareholders’ deficit of $38,250.

During the year ended December 31, 2012 the Chief Executive Officer assumed $144,715 of debt and accrued interest.  Correspondingly, the amount was charged to Additional Paid in Capital further reducing Shareholders’ deficit.

.NOTE 8 – INCOME TAXES

Deferred tax assets arising as a result of net operation loss carry forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods.
Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company’s evaluation was performed for the tax years ended December 31, 2013 and 2012 for U.S. Federal Income Tax and for the State of Wyoming.

A reconciliation of income taxes at statutory rates with the reported taxes follows:

	December 31, 2013	December 31, 2012

Loss before income tax benefit	$231,854	$552,307
Expected income tax benefit	(78,800)	(185,800)
Non-deductible expenses	-	-

Tax loss benefit not recognized for book purposes, valuation allowance	$78,800	$185,800
Total income tax	$-	$-

The Company has net operating loss carry forwards in the amount of approximately $2,679,451 that will expire beginning in 2029.   The deferred tax assets including the net operating loss carry forward tax benefit of $2,679,451 total $917,200 which is offset by a valuation allowance.  The other deferred tax assets include accrued officer compensation, stock based compensation, and amortization.

The Company follows the provisions of uncertain tax positions. The Company recognized approximately no increase in the liability for unrecognized tax benefits.

The Company has no tax position at December 31, 2013 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2013. The open tax years are from 2009 through 2013.

NOTE 9 – RELATED PARTY TRANSACTIONS

As of December 31, 2013, the Company’s CEO Mark Newbauer had advanced personal funds in the amount of $87,052 to pay various operating expenses.  In addition the CEO personally assumed $144,715 in corporate promissory notes and interest during the year ended December 31, 2012.

NOTE 10 – INVESTMENT IN PARTNERSHIP

Commencing in 2010 the Company entered into a Partnership with Spoke Lane Entertainment which publishes graphic novel assets toward sales and film rights/screen adaptations.  The Company provided funds in the amount of $688 for the year ended December 31, 2013 and $17,546 for the year ended December 31, 2012 to pay various operating expenses.

NOTE 11 - COMMITMENTS

Office space for the Company has been provided by Mr. Newbauer, a stockholder and CEO as a capital contribution in the amount of $6,000 per year for the years ended December 31, 2012 and 2013.

NOTE 12 - SUBSEQUENT EVENTS

In April 2014, the Company issued 96,000,000 shares of restricted common stock valued at $24,000 for various consulting services to an outside third party advisory group.

Certain literary rights were purchased on behalf of the Company on September 3rd, 2014 and the rights were assigned to the third party responsible for said purchase in exchange for passive participation in exploitation of the rights. The third party entity controls the rights of which the Company will receive 12.5% of net proceeds, if any, from exploitation of rights, if any, by the third party entity. The Company has a passive stake in the proceeds, if any, and is not required to fulfill any further objectives or conditions otherwise to secure its position.  The Company will request Quarterly statements from the third party entity to ensure accountability throughout the relationship.